Room 4561

August 29, 2006

Mr. Brian S. Dunn
President
Serefex Corporation
4328 Corporate Square, Suite C
Naples, Florida 34104

Re: Serefex Corporation
         Registration Statement on Form SB-2 filed July 31, 2006
         File No. 333-136174

         Form 10-KSB for the year ended December 31, 2005
         File No. 0-24362

Dear Mr. Dunn:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please respond to our comments relating to your periodic reports no later than September 8, 2006. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1.   Given the nature and size of the transaction being registered, advise us of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) under the Securities Act.

Prospectus Cover Page

2.	You indicate that the selling shareholders "may be deemed to be" underwriters. Revise this text to unambiguously identify Cornell Capital as an underwriter. Additionally, identify Newbridge as an underwriter or in your response letter explain in detail why its activities as a placement agent are not those of an "underwriter." Text on page 27 stating that the "selling shareholders may be deemed to be underwriters" should be similarly amended. We note that on page 28, you state clearly that Cornell Capital "is an underwriter."

3.	Consistent with the requirements of Item 501(a)(9)(iv) of Regulation S-B, expand to concisely state that Cornell Capital will purchase the securities at an approximately 10 percent discount to the trading prices during the five-day period following each put notice that is received from Serefex.

Standby Equity Distribution Agreement, page 16

4.	We note your disclosure that Cornell Capital will not engage in short sales of your common stock, except that it will sell "during the period after an advance is requested but before the shares are delivered." As the pricing period is the five trading days following your request for advance, please provide us your analysis as to whether Cornell Capital exercises investment discretion with respect to the price at which Cornell Capital would be purchasing your securities. If Cornell Capital promptly sells upon your request for advance and during the pricing period, such sales activity may affect the price and number of the shares being issued in the takedown. Please see our guidance with respect to equity line arrangements in our Current Issues Outline Quarterly Update dated March 31, 2001.

5.	You disclose that Cornell Capital will hold 45.9 percent of the outstanding shares if all shares are issued pursuant to the equity line arrangement. Please expand your disclosure to also indicate the percentage of the currently outstanding shares represented by the shares being registered for resale by Cornell Capital.

6.	It appears that the lock-up provision set forth in Section 2.4 of the agreement is a material term of the agreement for which disclosure is required. Please briefly describe here or in your plan of distribution discussion, as appropriate, such lock-up arrangements, the shares subject to such lock-up and the circumstances upon which Cornell Capital may provide a waiver to such lock-up. It further appears that the executed lock-up agreements should be filed pursuant to Item 601(b)(10)(i)(A) of Regulation S-B.

7.	Section 6.7 of the agreement appears to be a material component of your plan of distribution. Please briefly discuss in material terms here or elsewhere as appropriate.

Item 27. Exhibits

Exhibit 5.1

8.   We note that you are registering for resale certain shares that have been issued and sold. Accordingly, it does not appear that counsel's opinion speaks to such shares as the opinion only references the validity of shares to be issued. Please provide counsel's opinion addressing the shares that have already been issued.

Item 28. Undertakings

9.   Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect.

Signatures

10.   Please identify the person signing in the capacity of the controller or principal accounting officer or, otherwise, have your controller or principal accounting officer execute the registration statement. Please see the Instructions to Signatures on Form SB-2 for additional guidance.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures

Scope of Evaluation, page 25

11.   Your disclosure states that you and your external auditors evaluated your internal control over financial reporting for effectiveness. As a small business issuer, your requirement to comply with Items 308(a) and (b) of Regulation S-B has been extended to your annual report for your first fiscal year ending on or after July 15, 2007. Please see Release No. 33-8618. Accordingly, please clarify whether management has conducted a separate evaluation of your internal control over financial reporting and, if so, revise your disclosure to indicate management's conclusion upon such evaluation, what such evaluation consisted of and whether it differed from the evaluation requirements set forth in Items 308(a) and (b). Please note that if your evaluation of internal control over financial reporting differed from the requirements set forth in Items 308(a) and (b), your conclusion should be characterized as interim and not the result of an evaluation meeting all necessary requirements. If your evaluation met all necessary requirements, please revise to provide all the necessary disclosure pursuant to Items 308(a) and (b) and fully provide the certifications set forth in Item 601(b)(31) of Regulation S-B and required by

Rule 13a-14(a) under the Exchange Act. Please also confirm that you will note this comment with respect to preparing future reports.

Conclusions, page 25

12.   We note a disclaimer regarding the inherent limitations on the effectiveness of the disclosure controls and procedures. Please advise us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective at that reasonable assurance level. Please refer to Section II.F.4 of Release No. 33-8238 for additional guidance. Please also confirm that you will note this comment with respect to preparing future reports.

13.   Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of "ensur[ing] that material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when [y]our periodic reports are being prepared." This formulation appears to vary from the requirements of Rules 13a-15(b) and (e) under the Exchange Act. Your disclosure does not appear to address the effectiveness of your disclosure controls and procedures with respect to whether "information required to be disclosed by [you] in the reports that [you] file[] or submit[] under the [Exchange] Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and whether such information "is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." We express similar concern with respect to your subsequently filed periodic reports. Please advise us whether your chief executive officer and chief financial officer have determined your disclosure controls and procedures pursuant to the definition set forth in Rule 13a-15(e) to be effective as of December 31, 2005, March 31, 2006 and June 30, 2006. Please confirm that you will note this comment with respect to preparing future reports.

*   *   *   *

As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile</u>
       William J. Schifino, Sr. Esq.
       Williams Schifino Mangione & Steady, P.A.
       One Tampa City Center, Suite 2600
       Tampa, Florida 33602
       Telephone: (813) 221-2626
       Facsimile: (813) 221-7335